

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

G. Reed Petersen
President
Victoria Lake, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Victoria Lake, Inc.**
> **Amended Registration Statement on Form 10-12G**
> **Filed on November 29, 2021**
> **File No. 000-56316**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10 filed November 29, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1.   We note the revised disclosure adding the beneficial ownership table for common stock. We note the preferred shares are convertible into 150,002,600 shares of common stock. This would appear to be 47% of the common stock, rather than the 32% provided in the table. Please revise for each of Mr. Peterson, Mr. Holmes and the officers and directors as a group. In addition, please clarify My. Holmes' connection to the company.

Item 10. Recent Sales of Unregistered Securities, page 26

2.   We note the additional disclosures in response to prior comment 3. Please provide additional analysis as to how the 2,000 shares of Series L Preferred Shares acquired by Mr. Petersen were at least partially acquired by Mr. Holmes. Please clarify any relationship or affiliation between Mr. Holmes and Mr. Petersen. In addition, please

provide additional analysis as to the applicability of Rule 145 to your transactions, including more information about the facts of these transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jacob Heskett